Mail Stop 0309

									December 8, 2004

Capitol Document Services, Inc.
202 South Minnesota Street
Carson City, NV  89702


Re:  	The KingThomason Group, Inc.
Form SB-2 Registration Statement
	File No. 333-120394


Dear Sir or Madam:

      We have conducted a complete legal review, but not a financial review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please respond to comments not relating to the transaction within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period regardless of whether you proceed with your transaction.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Fee Table

1. Please revise the fee table to register a specific number of shares. This number should be presented in the first column of the table.

2. On page 11 of the registration statement you state that Fusion Capital received 1,304,013 shares of your common stock as a commitment fee. Please reconcile this number with the figure of 1,204,013 shares specified in section 4(f) of the stock purchase agreement.

3. You state further that Fusion Capital must hold these shares until
30 months from the date of the common stock purchase agreement or the date the common stock purchase agreement is terminated. In addition, you state on page 9 that you anticipate the shares being registered in this offering will be sold over a period of up to 30 months from the date of the prospectus. However, Rule 415(a)(2) of Regulation C specifies that you may only register an amount of shares that, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years of the initial effective date of the registration statement. It appears to us, therefore, that registration of the commitment shares is premature.
Please delete them from the registration statement.

Prospectus Cover Page

4. Please limit the information on the cover page to the information specified in Item 501 of Regulation S-B. Currently, the first paragraph contains excess information. In addition, it is not written in plain English. Please delete all but the first two sentences of the paragraph. Please revise the second sentence to delete the reference to shares of common stock underlying stock purchase warrants since the relevant information to an investor is the number of shares being sold, not the fact that some of the shares underlie warrants.

5. In several places on the cover page and throughout the prospectus you refer to "certain" things. For example, on the cover page, you refer to "certain other selling stockholders" and "certain risks." Used in this context, the word "certain" is vague and subject to many interpretations. Its use raises more questions than it answers. If the "certain" things you are referring to are material to investors, identify them in their own sentences. If they are not, please delete the word. Please make these changes throughout the document.

6. Please present the cross reference to the risk factor disclosure in bold face type.

7. Please tell us why you have identified all of the selling stockholders as "underwriters." We understand why Fusion Capital Fund II, LLC. is so identified, but your document does not explain why the other selling stockholders are underwriters. We may have additional comments after we review your response.

Summary - page 1


8. We do not think that the two sentence description of your business adequately describes what your company does, or the sources of its revenues. For example, you identify two principal products, but we note that you have not yet sold any of these products. We note further that you will not receive revenue from the sale of these products; rather you will earn agency fees or commissions from the insurance companies that actually underwrite the products you propose to sell. Finally, we note from the footnotes to your financial statements that your revenue to date consists of commissions you receive from insurance companies for insurance policies and annuities sold and "commission on securities transactions consummated through a
Broker Dealer." We are unable to locate a discussion of the latter activities anywhere in the document. Please revise the summary to provide a brief but balanced and informative explanation of your business. Please revise the business section of the document to provide a full and detailed discussion of your actual operations to date, as well as the operations you plan to conduct in the future.

9. Please refer to the summary of your agreement with Fusion
Capital.
We note that the stock purchase agreement refers to "Commitment Shares," "Signing Shares" and "Purchase Shares." However, we were unable to locate a discussion of the "Signing Shares" in either this document or the agreement. Please advise. Also, quantify the number of shares involved.

Risk Factors - page 2

10. Please refer to the second sentence of the introductory paragraph. Please replace the current language with a clear statement that you have disclosed all material risks you are aware of.

11. Throughout this section and the remainder of the prospectus you have used language such as "no assurances can be given," "we cannot be sure that" and "there is no assurance that" various things will or will not happen. This language is legalistic and redundant and usually refers to matters outside your control. Please delete it. Instead, be sure that you have adequately explained why you can`t assure the outcomes.

12. In many of your risk factors you identify the potential adverse consequences of the risk as your "business could be materially and adversely affected." This language is too vague and generic to be meaningful. Please replace this and similar terminology with specific descriptions of the direct adverse consequence of the risk.

We have a limited operating history with significant losses and expect losses to continue for the foreseeable future - page 2

13. Please update the disclosure through the third quarter of the current fiscal year.

14. In the first paragraph you refer to your "Medical Accounts Receivable Credit Card Program." Potential investors will not know what you are referring to since there has been no discussion of this prior to this point in the prospectus. Please expand the risk factor to include an adequate factual context for evaluating the risk.

15. The second paragraph of the risk factor refers to the "going concern" portions of your auditor`s opinion. We think this risk should be discussed in a separate risk factor under an appropriate subheading. We would expect the risk factor to include discussion of the specific steps you are taking to remedy this situation and the specific adverse consequences that would result for an investor if you are unable to accomplish them.

Our success may depend on our ability to retain key personnel -
page
2

16. Currently this risk factor subheading is a simple statement of fact. Please rewrite it and the body of the risk factor to identify a specific risk and its specific potential adverse consequences. It is unclear what the actual risk is. For example, are you aware of any circumstances that would cause these persons to leave? What steps have you taken to ensure that you will not lose them? What would happen if you did lose them? Please revise the risk factor accordingly.

We will require additional financing to sustain our operations and without it we will not be able to continue operations - page 2

17. The information in the body of this risk factor does not summarize the risk identified in the subheading. Please revise it accordingly. The revised risk should discuss the amount of money you need to maintain your current operations and implement your plans. Quantify the disclosure to the extent practicable.

We may not be able to maintain the current collaborative relationships...our ability to develop products and revenue will suffer - page 3

18. You have not provided an adequate factual context for evaluating this risk. Please revise the risk factor to identify the "collaborative relationships" you are referring to. Name the credit card companies, your "card issuing bank" and the credit fulfillment company. Discuss the arrangements you have with them, and the reasons the arrangements might be terminated. Do you have any reason to anticipate that they might be? Clarify whether you are currently issuing credit cards. Do you currently have adequate relationships to implement your plans?

Our company may face competition from larger better capitalized companies and may not be able to effectively compete with these companies. - page 3

19. Please be more specific about the "niche market" you hope to serve. What do you mean when you refer to "underserved individual health insurance markets and uninsurable health insurance markets?"
What "insurance products" are you referring to? Currently the language in this risk factor is so vague and generic that it isn`t meaningful. Please eliminate the jargon and revise the disclosure to provide an adequate factual context for enabling an investor to understand and evaluate the risk. The risk factor should explain how your proposed product will work, who you are targeting it towards and how you will market it.

Our insurance products may not be successfully commercialized... - page 3

20. It does not appear that you are currently marketing the products you refer to. Please revise the risk factor to accurately describe the current status of your efforts. What regulatory approvals do you need? Do you currently have them? Are you actually marketing the products? How are you doing it? What has your sales experience been to date? What development remains to be done? Please replace the vague generic statements with specific information so that a potential investor can evaluate the risk.



It is likely that trading in our stock will be volatile and limited - page 4

21. Please replace the subheading with a summary of the risk you actually describe in the body of the risk factor. That is, clearly state that your stock is a "penny stock" and identify the specific adverse consequences that follow.

22. We think that the same risk is also being discussed in the risk factor called "The market for our stock is poorly developed..." on page 5. Please combine them and eliminate the overlap and repetition.

23. Please expand the risk factor to provide an adequate factual context for the risk. Quantify the disclosure to the extent practicable. For example, describe the "certain restrictions and a strict regimen" that you reference in the risk factor and quantify the volatility and limited trading in your stock.

Should a change in management seem necessary, it will be difficult for the non-management stockholders to do this - page 4

We do not intend to pay dividends - page 4

We indemnify most acts of our officers and directors - page 4

24. Each of these subheadings and the body of the "risk factors" is a simple statement of fact that does not identify a specific risk or identify its potential adverse consequences. Please revise them accordingly.

There is no assurance that we will receive the full $6,000,000 under the common stock purchase agreement from the sale of the shares registered herein. - page 4

25. Please revise the subheading and the body of the risk factor to describe a specific risk and its potential adverse consequences. For example, how likely is it that you will receive the entire $6 million in light of your actual trading history? In the next risk factor you indicate that the sale of these shares will result in dilution and cause the price of your common stock to decline. How will this further impact the likelihood of receiving the maximum amount?

26. It is unclear what the consequence will be for you if you do not receive the maximum amount. For example, would the $1.8 million be sufficient to support your current operations and implement your plans? If so, for how long? How much do you need to implement your plans? What assumptions have you used in making that determination?
How fast do you need to receive funds to implement your plans? How will daily sales of $10,000 of securities enable you to implement the plan? What will happen if you don`t receive the funds? Please revise the risk factor accordingly.

Forward-Looking Statements - page 6

27. The disclosure in this section is very legalistic. It is unlikely that potential investors will know what you mean when you state that this prospectus contains forward-looking statements "within the meaning of Section 27A of the Securities Act of 1933, as amended... If you retain this section, please rewrite it in plain English and replace this statement with an explanation of what the Act provides.

Description of Business - page 23

28. It is unclear from the discussion of your operations as to what your business actually is. On page 23 you state that you "operate much as an insurance company." Adjudicating claims, issuing policies and assuming underwriting risk are essential activities of insurance companies. However, you specifically indicate that you do not do these things. Insurance companies are also regulated by state insurance agencies, but you indicate that you are not. You say that because "other companies" provide the actual insurance that you incorporate into the products you sell, you are only required to be approved as an "Agent in Good Standing" by the insurance commissions where you sell your products, and that at present, approval has been obtained in California and Arizona by the insurance companies whose insurance you sell. It appears to us that your business is an insurance agency, not an insurance company. We base this conclusion on Exhibit 10.5 to the registration statement, which is your executive general agent agreement with Jefferson Pilot Life Insurance
Company. Please revise your disclosure to appropriately and fully describe the business you have done to date as well as the business you intend to do in the future. The revised disclosure should address each factor included in Item 101(b) of Regulation S-B that is applicable to your business operations.

29. Please provide more detailed disclosure regarding the "principal products" you identify on pages 23 through 25. The disclosure should also be updated to the most recent practicable date. Currently, the disclosure does not cover periods beyond the end of fiscal 2003. Please be more specific about the status of these products. Are you actually selling them at the current time? If not, why not?

30. We note that your website contains a good deal of information about your products that is not reflected in this registration statement. Please revise the document to insure that you have disclosed all material information.

31. On your website you indicate that you expect to enter into agreements with Banner Health and Tenet Healthcare to issue your credit cards by the end of this year. We are unable to locate any discussion of these arrangements in your registration statement. Please advise or revise as appropriate. We may have additional comments after we review your response.

32. Please provide reasonably detailed discussions of the material provisions of your material agreements. For example, we note that you have not discussed the material terms of your agency agreement with Jefferson Pilot Insurance Company, the California Foundation for
Medical Care, and the California Restaurant Association, which you have filed as material exhibits to this registration statement.

33. Please file your agreements with Western States Bankcard Association, First Data Resources, Zurich Financial Services Group`s
Empire Fire and Marine Insurance, Safeguard Insurance and Aetna Insurance as exhibits to this registration statement. In addition, expand the disclosure to include discussion of the material terms of each of these agreements.

34. Please explain the significance of your statement on page 26 that you do not license any of the products you sell that are owned by other companies.

35. Under "Distribution Methods" on page 25 you indicate that you "distribute, or in some instances plan to distribute" your products through "existing broker networks." Please provide more detailed explanations of these distribution methods. Also clarify whether you have existing arrangements with any of the entities you mention in this section. If you do, please file them as exhibits to the registration statement and discuss the material provisions of each agreement in this section. If you do not, please delete the references to the named entities as inclusion of the names is likely to confuse investors.

36. Please refer to footnote 5 to your unaudited consolidated financial statements. Please include a discussion of this agreement in the business section and file the agreement as an exhibit to the registration statement. The discussion should identify the vendor, the services to be rendered, the rebates you are to receive and the
"certain production requirements" you must meet. It should also summarize the material terms of the agreement.

37. Refer to footnote 8 to the same financial statements. Expand the disclosure in the business section to identify the consultant in the
February 2002 transaction, discuss the material terms of the agreement and the services rendered or to be rendered. Also, please file the agreement as an exhibit to the registration statement.

38. In the same footnote, you state that in January of this year you entered into a "Media Transfer and Stock Purchase Agreement" with Digital Alliance Group, LLC (Media Provider) and Millennium Capital
Quest Corp. (Agent). You go on to state that "on the closing date, the Media Provide will convey, assign and transfer all right, title and interest without encumbrance of any kind Media Credits representing Fifty Million Dollars in retail rate card media credits to the company." We are unable to locate a discussion of this agreement anywhere in the document. Please revise it accordingly and file the agreement as an exhibit to the registration statement.

39. Please expand the disclosure regarding "developmental expenses" on page 26 to describe the development implementation activities you refer to.

40. Please expand the discussion under "Employees" to disclose the number of agents, service providers and affiliates in your organization and describe the services they provide as well as your financial and legal arrangements with them. Also describe the functions performed by each of your 3 employees.

Management`s Discussion and Analysis - page 27

41. Please provide a detailed discussion of the facts underlying the
$825,002 gain on extinguishment of debt referenced on page 28. We also note that footnote 8 to Item 26 in part II of the registration statements indicates that 500,000 shares of common stock were issued
"in exchange for cancellation of debt incurred for services rendered in providing telemarketers for the registrant`s Medical Accounts Receivable Credit Card Program." We may have additional comments after reviewing your response.

42. In footnote 2 to your consolidated financial statements you indicate that the company earned commission on securities transactions consummated through a broker dealer. However, there is no discussion of these commissions or this portion of your business in the body of the registration statement. Please revise it accordingly. We may have further comment.

43. We note that you have consulting income of $60,000 for the nine month period ended in September. Please revise the disclosure to discuss the source of this income and the relevant details.


Part II

44. Please revise the disclosure under Item 28 to include all of the undertakings specified in Item 512 of Regulation S-B.

Signatures

45. Please provide the name and signature of the controller or chief accounting officer.




*	*	*	*	*




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. .

      Please contact Mary K. Fraser at 202-942-1864 or me at 202-
942-
1840 with any other questions.


      Regards,




							Jeffrey P. Riedler
								Assistant Director



Cc:	Thomas J. Kenan, Esq.
	Fuller, Tubb, Pomeroy & Stokes
	201 Robert S. Kerr Avenue - Suite 1000
	Oklahoma City, OK  73102
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Capitol Document Services, Inc.
King Thomason Group, Inc.
December 8, 2004
Page 11